

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 29, 2009

VIA U.S. MAIL

Ms. Susanna H. Bennett
Chief Financial Officer
Jazz Technologies, Inc.
4321 Jamboree Road
Newport Beach, California 92660

> **Re: Jazz Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 23, 2009**
> **File No. 001-32832**

Dear Ms. Bennett:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Martin James
                                        Senior Assistant Chief Accountant